================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 13)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                       87927W10
       (Title of class of securities)                          (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  July 25, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

NY2:\1185721\01\P#WP01!.DOC\67793.0060

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 5
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  2,891,656,682
        OWNED BY                                                                                           (See Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
                                                                                                           (See Item 5)

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


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

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 5
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    See Item 5
        OWNED BY

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5


------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 13 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 2.  Identity and Background

                  On July 25, 2002, Mr. Corrado Passera was elected to the Board of Directors of the Purchaser. Mr. Passera's present principal occupation is Chief Executive Officer and Managing Director of IntesaBci S.p.A. (one of the shareholders of the Purchaser). The business address of Mr. Passera is c/o IntesaBci S.p.A., Piazza Paolo Ferrari, 10, Milan 20120, Italy. Mr. Passera is an Italian citizen.

                  During the past five years, to the knowledge of the Purchaser and Pirelli, Mr. Passera has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                  On July 4, 2002, Mr. Lino Benassi retired from the Board of Directors of the Purchaser.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2002

                             PIRELLI S.p.A.


                             By:     /s/ Anna Chiara Svelto
                                 ------------------------------------
                                  Name:  Anna Chiara Svelto
                                  Title: Attorney-in-fact





                             OLIMPIA S.p.A.


                             By:     /s/ Luciano Gobbi
                                 ------------------------------------
                                  Name:  Luciano Gobbi
                                  Title: Director and Attorney-in-fact











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